FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of May, 2005

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        TDK Corporation

                                       (Registrant)



May 19, 2005
                                        BY: /s/ Michinori Katayama
                                            Michinori Katayama
                                            Corporate Officer
                                            General Manager
                                            Corporate Communications Department
                                            Administration Group



Contacts:

Nobuyuki Koike
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp
http://www.tdk.co.jp/tetop01/index.htm


                          Tax Audit on Transfer Pricing

Tokyo , Japan , May. 19, 2005--- TDK Corporation (the "Company") has been subject to the tax audit by the Tokyo Regional Taxation Bureau with respect to transfer pricing between the Company and its overseas subsidiaries. At the present stage, we have not yet received any final and conclusive reassessment. However, we expect that the tax audit is likely to conclude in the near future and thus we hereby inform you of the fact.

We are not, at this stage, in a position to estimate the contingent income tax payable that we may incur as a result of the tax audit. Therefore, it was not possible to state any income tax payable in the consolidated financial statement and the non-consolidated financial statement of the Company, which were released to the public on April 27, 2005. The tax audit has covered transactions conducted during the five fiscal years from ending on March 31, 1999 to ending on March 31, 2003.

If we receive notification from the Tokyo Regional Taxation Bureau, the Company will disclose information as necessary, taking into account, for example, any adverse impact on the business results.